SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[ ]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]                      TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM October 1, 2007 to December 31, 2007

COMMISSION FILE NUMBER:  1-13163

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER
NAMED BELOW:

YUM! BRANDS 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

YUM! BRANDS, INC.
1441 GARDINER LANE
LOUISVILLE, KENTUCKY 40213

YUM! BRANDS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and September 30, 2007

YUM! BRANDS 401(k) PLAN

Table of Contents

Page
Statements of Net Assets Available for Benefits as of December 31, 2007 and September 30, 2007	1

Statements of Changes in Net Assets Available for Benefits for the transition period from October 1, 2007 through December 31, 2007 and the year ended September 30, 2007	2

Notes to Financial Statements	3

Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2007	11

YUM! BRANDS 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and September 30, 2007
(Unaudited)
(In thousands)

	December 31, 2007	September 30, 2007
Assets:
Investments:
Investments, at fair value:
YUM! Stock Fund	$210,987	$189,566
Investment in common/commingled trusts	239,934	242,762
Self-directed Brokerage	7,163	7,123
Participant loans	16,156	15,151
Total investments	474,240	454,602

Receivables:
Participants’ contributions	859	301
Employer contributions	406	176
Interest and dividends	198	162
Total receivables	1,463	639

Cash and cash equivalents	4,168	3,013

Total assets	479,871	458,254

Liabilities:
Other liabilities	(35)	(48)
Total liabilities	(35)	(48)
Net assets available for benefits at fair value	$479,836	$458,206

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	991	1,000
Net assets available for benefits	$480,827	$459,206

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
For the transition period from October 1, 2007 through December 31, 2007 and the Year Ended September 30, 2007
(Unaudited)
(In thousands)

	Period from October 1, 2007 through December 31, 2007	Year Ended September 30, 2007
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$20,956	$74,990
Interest	371	1,273
Dividends	837	2,584
Other	(45)	908
	22,119	79,755
Less investment expenses	(112)	(389)
Total investment income	22,007	79,366

Contributions:
Participant	7,267	29,667
Employer	3,101	11,822
	10,368	41,489
Total additions	32,375	120,855

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(10,754)	(46,039)
Total deductions	(10,754)	(46,039)
Net increase in net assets	21,621	74,816

Net assets available for benefits:
Beginning of year	459,206	384,390
End of year	$480,827	$459,206

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Transition Period from October 1, 2007 through December 31, 2007 and the Year Ended September 30, 2007
(Unaudited)
(Tabular amounts in thousands)

(1)	Change in Plan Year

Effective October 1, 2007, YUM! Brands, Inc. (the Company) has changed the YUM! Brands 401(k) Plan (the Plan) year end from September 30 to December 31.  Accordingly, the accompanying financial statements consist of the statements of net assets available for benefits as of December 31, 2007 and September 30, 2007, and the related statements of changes in net assets available for benefits for the three month transition period from October 1, 2007 to December 31, 2007 (the Transition Period) and the year ended September 30, 2007.

(2)	Summary Plan Description

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The Company adopted the Plan effective October 7, 1997 as a result of the spin-off of the Company from PepsiCo, Inc. The Plan is a successor of the PepsiCo Long Term Savings Program. Any employee within a group or class so designated by the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (ERISA).

The Plan has appointed State Street Investor Services as the trustee and CitiStreet Institutional and Total Benefits Outsourcing Divisions as the recordkeeper for the Plan. The trustee is responsible for the management and control of the Plan’s assets.

On October 1, 2001, the Plan was amended to adopt a safe harbor matching contribution, in accordance with Code section 401(k)(12)(B).

The investments of the Plan are maintained in a trust (the Trust) by State Street Investor Services (the Trustee).

(b)	Contributions

Each participant in the Plan may elect to contribute any amount, not to exceed 25% of eligible earnings, as defined in the Plan document. The maximum pre-tax contribution allowed for 2007 was $15,500.

Additionally, eligible participants receive a matching contribution from the Company that is equal to the sum of: (a) 100% of such salary deferral contribution that does not exceed 3% of the participant’s eligible pay for such pay period, and (b) 50% of such salary deferral contribution that exceeds 3% and does not exceed 5% of the participant’s eligible pay for such pay period.  Participants direct the investment of contributions into various investment options offered by the Plan.   The Company may also make discretionary contributions to the Plan. No discretionary contributions were made by the Company for the Transition Period and the year ended September 30, 2007.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Transition Period from October 1, 2007 through December 31, 2007 and the Year Ended September 30, 2007
(Unaudited)
(Tabular amounts in thousands)

Effective January 1, 2004, the Plan allows eligible participants to make additional tax-deferred contributions. Participants eligible to make additional tax-deferred contributions must be 50 years or older by the end of the calendar year in which they want to make the additional tax-deferred contribution. These contributions are made in the same manner as salary deferral contributions and are deposited in the participant’s salary deferral account. Participants elect a whole dollar amount as a percentage of eligible pay on a per pay period basis. These contributions are not subject to the 25% of eligible pay limitation. Thus, a participant can contribute more than 25% of pay to the extent needed to make an additional tax-deferred contribution. The 2007 ERISA limit on these contributions was $5,000.  Additional tax-deferred contributions are not eligible for Company matching contributions.  The Internal Revenue Service (“IRS”) may adjust the dollar amounts annually to take into account cost of living adjustments.

(c)	Investment Options

YUM! Stock Fund

This fund pools participants’ contributions to buy shares of YUM! Common Stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is paid cash dividends, which are used to purchase additional shares of YUM! Common Stock.

Stable Value Fund

The Stable Value Fund invests in a diversified portfolio of stable value contracts issued by insurance companies, banks and other financial institutions. The Stable Value Fund utilizes high-quality fixed income securities wrapped by an insurance company, bank or other financial institution.

Large Company Index Fund

The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. The Fund may also hold 2-5% of its value in futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

Bond Market Index Fund

The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The Fund invests in a well-diversified portfolio that is representative of the broad domestic bond market.

Mid-sized Company Index Fund

The Fund invests in all 400 stocks in the S&P MidCap 400 Index (MidCap Index) in proportion to their weighting in the MidCap Index. The Fund may also hold 2-5% of its value in futures contracts.

Small Company Index Fund

The Fund attempts to invest in all 2,000 stocks in the Russell 2000 Index (Russell Index) in proportion to their weighting in the Russell Index.  The Fund may also hold 2-5% of its value in futures contracts.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Transition Period from October 1, 2007 through December 31, 2007 and the Year Ended September 30, 2007
(Unaudited)
(Tabular amounts in thousands)

International Index Fund

The Fund typically invests in all the stocks in the Morgan Stanley Capital International Europe, Australasia, and Far East Index (International Index) in proportion to their weighting in the International Index.

(d)	Participants Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Participant Loans

The Plan has a loan program for participants. The maximum amount a participant may borrow, when aggregated with all other outstanding loans of the participant, is the lesser of: a) 50% of the participant’s vested interest under the Plan; b) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; c) 100% of the value of the participant’s investment in certain funds; or d) the maximum loan amount that can be amortized by the participant’s net pay. Loans are generally outstanding for up to four years. The interest rate for loans is based on the prime rate as of the last day of the month before the loan request plus 1%. A participant may have up to two loans outstanding from the Plan at any time. A one-time loan origination fee of $50 per loan is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant’s investment election percentages. For each month or part thereof the loan remains outstanding, the borrowing participant may be assessed a monthly administration fee. Any loans outstanding shall become immediately due and payable in full if the participant’s employment is terminated. Principal and interest is paid ratably through monthly payroll deductions.

As required by Section 526 of the Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended, no interest rate shall be more than 6% for the loan of any participant during the period that the participant is serving in the United States military. This limit includes traditional interest and any other service charge or other fee with respect to the loan.

The loans are secured by the balance in the participant’s account.  Outstanding loans bear interest at rates that range from 4.00% to 9.25% with maturity dates ranging from 2008 to 2015, as of December 31, 2007.

(f)	Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

(g)	Withdrawals

Distributions under the Plan are made upon a participant’s death, disability, retirement, hardship or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution. As discussed above, the Plan permits withdrawals under a loan program.

(h)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and the Internal Revenue Code.

(i)	Recently Adopted Accounting Standards

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement 109 (FIN 48).  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return.  FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure.  The Company adopted the provisions of FIN 48 on October 1, 2007.  The adoption of FIN 48 did not have an impact on the financial statements.

(j)	Recently Issued Accounting Standards Not Yet Adopted

In September 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements”.  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact SFAS 157 will have on the financial statements.

(3)	Summary of Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Transition Period from October 1, 2007 through December 31, 2007 and the Year Ended September 30, 2007
(Unaudited)
(Tabular amounts in thousands)

(c)	Investment Valuation and Income Recognition

Investment Valuation

Cash and cash equivalents are recorded at cost, which approximates fair value.  Investments in common stock and various securities are valued at quoted market prices.  Investments in common/commingled trusts are valued by the issuer based on quoted market prices of the underlying securities.  Participant loans are valued at cost.

The Stable Value Fund invests in a variety of investment contracts such as traditional guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products with similar characteristics. As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans” (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts with an adjustment to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from investments is recorded as earned on an accrual basis. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sales of securities are reported on the average cost method.

(d)	Payment of Benefits

In accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment resulted in differences between the Plan’s Form 5500 and the accompanying financial statements for the Transition Period and the year ended September 30, 2007 and summarized in Note 6.

(e)	Administrative Costs

All usual and reasonable expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee out of the Trust. All expenses for the Transition Period and the year ended September 30, 2007 were borne by the Company, except for monthly investment service fees charged to the funds, loan application fees charged to participants who obtained a loan and transaction fees charged to participants within the Self-directed Brokerage Account.

(4)	Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value as of December 31, 2007 and/or September 30, 2007 were as follows:

	December 31, 2007	September 30, 2007
YUM! Stock Fund	$210,987	$189,566
Stable Value Fund	38,407	38,777
Large Company Index Fund	70,691	72,838
Bond Market Index Fund	31,594	29,716
Mid-sized Company Index Fund	38,560	39,695
Small Company Index Fund	23,545	25,411
International Index Fund	37,137	36,325

Appreciation (depreciation), including gains and losses on investments bought and sold, as well as held during the years, on investments was as follows:

	December 31, 2007	September 30, 2007
YUM! Stock Fund	$24,841	$46,031
Investment in common/commingled trusts	(3,885)	28,959
	$20,956	$74,990

(5)	Tax Status

The Company obtained its latest determination letter dated January 15, 2004, in which the IRS stated that the Plan and related trust are operating in accordance with the applicable requirements of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is operating in accordance with the applicable requirements of the IRC.

(6)	Reconciliation of Financial Statements to Form 5500

The following represents a reconciliation between the amounts shown on the accompanying financial statements for the Transition Period and the year ended September 30, 2007 and the amounts reported in the Plan’s Form 5500.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
For the Transition Period from October 1, 2007 through December 31, 2007 and the Year Ended September 30, 2007
(Unaudited)
(Tabular amounts in thousands)

Net assets available for benefits

	December 31, 2007	September 30, 2007
Net assets available for benefits per the financial statements	$480,827	$459,206
Less benefits payable at end of period	(226)	(261)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	(991)	(1,000)
Net assets available for benefits per the Plan’s Form 5500	$479,610	$457,945

Participant benefits

	December 31, 2007	September 30, 2007
Benefit payments per the financial statements	$10,754	$46,039
Less benefits payable at beginning of year	(261)	(162)
Add benefits payable at end of period	226	261
Benefit payments per the Plan’s Form 5500	$10,719	$46,138

Investment income

	December 31, 2007	September 30, 2007
Total investment income per the financial statements	$22,007	$79,366
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts	9	(5)
Total investment income per the Plan’s Form 5500	$22,016	$79,361

(7)	Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to approximately $112,000 and $389,000 for the Transition Period and the year ended September 30, 2007, respectively.

(8)	Risks and Uncertainties

The Plan invests in various investment securities.  The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants.  Investment securities are exposed to various risks and uncertainties such as interest rate, market, and credit risks, as well as economic changes, political unrest and regulatory changes.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(9)	Subsequent Event

Effective for salary deferral contributions that are made from and after April 1, 2008, eligible participants will receive a matching contribution from the Company that is equal to 100 percent of such salary deferral contribution that does not exceed 6 percent of the participant’s eligible pay for such pay period.

SUPPLEMENTAL SCHEDULE

YUM! BRANDS 401(k) PLAN
EIN: 13-3951308
PN: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007

Identity of issue,	Description
borrower, or similar party	of interest		Fair value
YUM! Stock Fund [1]	5,513,118	shares	$210,987,027

Common/commingled trusts:
Stable Value Fund [1]	38,406,536	shares	38,406,536
Large Company Index Fund [1]	249,168	shares	70,691,366
Bond Market Index Fund [1]	1,714,549	shares	31,593,994
Mid-Sized Company Index Fund [1]	1,267,342	shares	38,560,152
Small Company Index Fund [1]	933,207	shares	23,544,804
International Index Fund [1]	1,571,543	shares	37,137,130
Total			239,933,982

Self-directed Brokerage Account [1]	Various		7,163,557

Loans to participants [1]	Interest rates ranging
	from 4.00% to 9.25%		16,155,618

Government STIF [1,2]	3,692,637	shares	3,692,637
Cash and cash equivalents [1]			475,577
Total cash and cash equivalents			4,168,214

Total			$478,408,398

[1] Party-in-interest as defined by ERISA.

[2] The Government STIF consists of cash equivalent investments and is classified as cash and cash equivalents in the Statement of Net Assets Available for Benefits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By:	/s/ Diane Gates
Diane Gates
Plan Administrator

Date: October 15, 2008